Exhibit 4.3

AMENDMENT

This amendment (the "Amendment") to Convertible Promissory Note, dated May 1, 2015 (the "Note") is made and entered into as of the 30th day of November, 2015, by and between Guardian Health Sciences, Inc. ("Guardian") (f/k/a Guardian Health Sciences, LLC) and Edward Grier, III (the "Lender"), to clarify rights granted to the Lender at the time of execution of the Note.

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are all hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1.	Amendment to Section 3 of the Note. Section 3 is hereby amended and restated as follows:

Form of Payment. At the option of the Lender, the principal amount of this Note shall be payable to Lender in cash or equity interests of the Borrower or common stock if Borrower is converted to a corporation (the "Equity Interests") in the Borrower on the Maturity Date or the Default Date, if applicable, unless converted into equity in accordance with the terms of Section 7 or 8 below. At the option of the Lender, the amount of interest and principal payable to the Lender under this Note upon an Event of Default or on the Maturity Date or upon conversion, except upon a Going Public Event (as each term is defined below in Section 8.3) may be paid by either (a) cash or (b) Equity Interests based upon a $10,000,000 valuation of the Borrower excluding the Loan, but including any and all original issuances of common stock (the "Additional Financings") by the Borrower between the date of this Note and the date of a Going Public Event which, if excluded, would otherwise dilute the Equity Interests issuable to the Lender. If the Borrower remains a limited liability company on the Issuance Date, then the Equity Interests shall consist of membership interests of the Borrower under the terms of the operating agreement of the Borrower effective on the Issuance Date. If the Borrower has converted to a corporation, then, the Equity Interests shall be comprised of shares of common stock of the Borrower. The Borrower shall take at all times such corporate action as shall be necessary in order that Borrower may validly and legally issue fully paid non-assessable shares of common stock in accordance with the provisions of this Article 3. If the Lender elects to receive Equity Interests to satisfy its obligations under the Note, Borrower shall take at all times such corporate action as shall be necessary in order that Borrower may validly and legally issue fully paid non-assessable Equity Interests in accordance with the provisions of this Article 3.

2.	Amendment to Section 8.3 of the Note. Section 8.3 is hereby amended and restated as follows:

Within ten (10) Business Days after the occurrence of a Going Public Event (the "Conversion Date"), in exchange for the outstanding principal due under this Note, the Borrower shall issue Equity Interests to the Lender valued at $500,000, based upon a pre-money $10,000,000 valuation of the Borrower, excluding this Loan provided, however, that the Lender is hereby granted anti-dilution protection for all Additional Financings (as defined above), from the date of the Note up to, but not including, the date of the Going Public Event. Upon the date of the Going Public Event, all anti-dilution rights granted to the Lender shall cease in their entirety. Thereafter, any shares of common stock issued upon exercise of then outstanding options, warrants, notes or any other derivative securities shall not result in the issue of any additional shares of common stock or other equity to the Lender. The starting number of Equity Interests used for this anti-dilution protection calculation shall be the "Total Units," as of April 9, 2015, shown on the attached Exhibit 1. The accrued interest as of the Conversion Date shall be payable in the form of cash or additional Equity Interests at the option of Lender in accordance with Section 3 hereunder. By way of example, if there are no Additional Financings, the Equity Interests issuable to Lender for the principal alone shall, in any event, be equal to $500,000 divided by the sum of the $10,000,000 valuation of the Borrower plus the $500,000 Loan, or a 4.76% Equity Interest. By way of further example, if $5 million of Additional Financings occur, the Lender's Equity Interest percentage ownership in the Lender shall remain at 4.76%, at no additional cost, after taking into account the Equity Interests issued and outstanding from the $5 million of Additional Financings, through the issuance of additional Equity Interests to the Lender. If the Going Public Event is a Public Merger, then the $10,000,000 valuation shall only apply to the consideration that the Borrower and its equity holders receive in connection with the Public Merger. The issuance of Equity Interests to Lender upon a Going Public Event under this Section 8.3 and the satisfaction of accrued interest shall satisfy all of Borrower 's debts and obligations under this Note and no additional amount shall be payable to Lender on the Maturity Date.

3.          Governing Law.          This Amendment shall be governed by, and construed in accordance with, the provisions set forth in the Agreement.

4.          No Further Amendments. Except as set forth herein, all references to the Note shall mean and refer to the Note, as amended by this Amendment.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed this Amendment and made it effective, as of the date first above written.

GUARDION HEALTH SCIENCES, INC.

By	/s/: Michael Favish
Name:	Michael Favish
Title:	Chief Executive Officer

Exhibit 1

Guardian Health Sciences, LLC CAP

TABLE

FULLY DILUTED CALCULATION (as of April 9, 2015):
Stakeholder	Total Units	% Owned

Michael Favish	5,500,000	33.33%
Leon Krajian	1,599,182	9.69%
Christopher Scangas	1,656,355	10.04%
Jeffrey Morris	1,247,500	7.56%
Soden Estate	125,000	0.76%
Investors (2009 - 2015 Equity)	2,224,297	13.48%
Investors (2009 - 2015 Mandatory Conversion Note)	2,893,220	17.53%
Management/Scientist Pool	1,255,000	7.61%
	16,500,554	100.00%